                                                                    Exhibit 99.1


                                        For Further Information Contact
                                        Robert E. Phaneuf
For Immediate Release                   Vice President - Corporate Development
Wednesday, August 9, 2000               (918) 592-0101


 VINTAGE PETROLEUM REPORTS RECORD RESULTS FOR THE SECOND QUARTER; REVISES 2000
                           CAPITAL BUDGET AND TARGETS

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced record second quarter 2000 income of $46.1 million, or $0.72 a share, excluding a previously announced non-recurring after-tax charge, compared to income of $5.2 million, or nine cents a share, in the same quarter last year. Cash flow from operations (before working capital changes and the non-recurring charge) for the second quarter of 2000 increased dramatically to a record $77.6 million, more than double the $31.5 million in the year-ago quarter. A substantially higher average price for both oil and gas and the record high oil and gas production accounted for the majority of the increase in profitability and cash flow.

     The previously announced non-recurring charge experienced in the quarter just ended is a one-time after-tax charge to earnings of $16.3 million ($25 million pre-tax) or $0.25 per share. This charge resulted from an adverse decision by the Argentine Supreme Court in an administrative dispute over the appropriate rate of royalty due on certain of the company's Argentina oil production. Including this non-recurring charge, the company reported net income of $29.8 million, or $0.47 a share and cash flow (before changes in working capital) of $61.3 million for the second quarter of 2000.

     Oil and gas production for the quarter rose 25 percent to a record 7.0 million equivalent barrels (BOE) from 5.6 million BOE in last year's quarter. Most of the increase is attributable to acquisitions made in Argentina, the U.S. and Ecuador net of asset sales in 1999, an increase in the capital budget in the first half of 2000 which resulted in increased production from exploitation and exploration, an

                                     -More-
improvement in Bolivia market takes and the return of certain oil production temporarily shut-in during the second quarter of last year. Oil production during the second quarter of 2000 grew 25 percent to 4.8 million barrels, principally from acquisitions and exploitation activity. Company production of natural gas increased 26 percent to 13.2 billion cubic feet (Bcf) compared to
10.5 Bcf in last year's quarter principally as a result of acquisitions, an increase in exploitation and exploration activity in the U.S. and improved market takes in Bolivia.

     Average prices for gas and especially oil were substantially higher than prices received in the year-ago quarter. The average realized price of oil rose 70 percent to $24.37 per barrel ($25.75 per barrel before the impact of hedges). The average realized price of gas increased 58 percent to $2.84 per Mcf compared to $1.80 per Mcf in the same quarter last year.

     The combined impact of higher oil and gas prices and increased oil and gas production resulted in oil and gas sales rising to a level of $154.2 million, more than doubling the level of sales in last year's quarter. Driven by the increase in oil and gas sales, total revenues for the second quarter grew 72 percent to $159.2 million. Lease operating costs on a BOE basis rose 19 percent to $5.37 per BOE compared to $4.53 per BOE in last year's second quarter. The increases result primarily from greater production taxes associated with higher oil and gas prices, higher direct costs in the U.S. associated with bringing on higher cost oil production, and certain other maintenance and workover costs deferred in 1999. General and administrative expense rose in line with production and remained flat on a BOE basis with last year's level of $1.46.
The second quarter benefited from lower interest and exploration expenses. Interest expense declined 18 percent to $11.9 million for the quarter as a result of lower outstanding debt levels. Exploration expense dropped 53 percent to $1.1 million, principally a function of lower seismic and geological and geophysical expenses.

                                     -More-

     Income for the quarter just ended increased nearly eight times to $46.1 million or $0.72 a share, before the impact of the non-recurring item, compared to last year's quarter. Including the non-recurring charge, net income still recorded a nearly five-fold increase to $29.8 million, or $0.47 a share, compared to the second quarter 1999 income of $5.2 million, or nine cents per share. Weighted average diluted shares outstanding of 63.9 million were 14 percent higher in the current quarter, primarily the result of the June 1999 public sale of 9.2 million common shares to partially fund the purchase of the El Huemul acquisition in Argentina.

First Half 2000 Summary

     For the six months, oil and gas sales more than doubled last year's first half level, rising to $298.7 million. The higher sales were the product of a 22 percent increase in BOE of production and increases of 106 percent and 52 percent in average oil and gas prices, respectively. Mostly as a result of higher production and prices, total revenues more than doubled to $326.5 million.

     Income for the first half of the year before the impact of the non-recurring charge rose to $88.8 million, or $1.40 per share, compared to the 1999 period's loss of $12.9 million, or $0.24 a share. Net income for the first half of 2000 including the impact of the non-recurring charge was $72.5 million, or $1.14 per share. There were 63.6 million weighted average diluted shares outstanding in the first six months of 2000 compared to 53.6 million in the prior year.

     Cash flow from operations (before changes in working capital) for the first half of 2000 before the impact of the non-recurring charge was $151.4 million, more than four times the $35.8 million amount for the first six months of 1999. Similarly, cash flow after the impact of the non-recurring charge was $135.1 million, more than three times the cash flow for the first half of last year.

                                     -More-

Update and Outlook

Excess Cash Flow Allows Continued Debt Reduction

     "We are pleased that at the end of the second quarter of 2000, the company's net debt-to-book capitalization ratio was reduced to 48 percent from 57 percent at year-end 1999 and 63 percent in last year's second quarter. The company continues to generate more cash flow than is required to fund our internal growth targets, allowing increased financial flexibility to fund future acquisitions," said S. Craig George, CEO.

     Excess cash flow and other working capital changes over second quarter capital expenditures were applied to reduce debt to $479.2 million at the end of the quarter. As a result, the unused availability under the company's bank credit facility as of the end of the second quarter was increased to approximately $435 million.

     "We continue to focus on adding shareholder value through acquisitions with our traditional vigor. Based on our outlook for the remainder of this year, Vintage could make a $325 million acquisition without a concomitant equity financing and still meet its target net debt-to-book capitalization of the low-to-mid 50s percent ratio by year-end 2000. If the company is not successful in making an acquisition this year, the net debt-to-book capitalization ratio could decline to the low 40s percent range placing us in an outstanding financial position to pursue even more sizable acquisitions next year," added Mr. George.

2000 Capital Budget Revised Upward on the Prospect of Continued Strength in Cash Flow

     As a result of management's growing confidence in the ability of the company to generate excess cash flow in the second half of the year because of its production base and continued strength in the oil and gas price environment, the 2000 non-acquisition capital budget has been increased from

                                     -More-

$146 million to $172 million. Capital spending in the second half of the year will be one and one-half times the $68.2 million spent in the first half. The increase in spending is to be used to fund additional exploration projects in the U.S and Yemen aimed at internally growing reserves and production and to fund an increase in exploitation activity in Argentina and the U.S. The increase is about evenly split between the U.S. and international projects with nearly two-thirds of the increase being allocated to exploration projects. As a result, most of the expected benefit to production from the budget increase is likely to occur in 2001 and beyond.

Exploration Activity Update

     Coincident with the increase in the 2000 capital budget, exploration activity is targeted to grow in the second half of the year. Domestically the Hematite #2, an exploratory well in the Cedar Point area of Galveston Bay, Texas, is being completed in the Vicksburg formation. In the Mid-Continent area, the Defender #1-24, a 3-D seismic based exploratory well, has been drilled and is currently being completed in the Dornick Hills zone. Similarly, the Pistol #1-6 and Kovo #1-25 exploratory wells targeting the deep Springer and shallow Cisco formations, respectively, were spud earlier this week. In addition, a deep Hunton exploration well is underway in the Mills Ranch area of the Texas panhandle. If successful, each of these wells could generate additional offset drilling locations.

     Internationally, the company's second exploration well on Yemen's Block S-1, the Harmel #1, has been drilled and a completion rig has been moved to the site to begin testing. Testing is expected to be completed in September. The third exploratory well, the Fordus #1, has been drilled and is expected to commence testing following the testing of the Harmel #1.

                                     -More-

     A decision was made to drill a fourth well, the An Naeem # 2, in an attempt to confirm the existence of an oil rim downdip of the gas and condensate tested in the Alif formation in the An Naeem # 1 well drilled earlier this year. The drilling rig used to drill the Harmel #1 and the Fordus #1 wells has been moved and has commenced drilling the An Naeem #2. Drilling and testing is anticipated to be completed in October. The offset An Naeem #1 tested 40 MMcf per day of gas and 1,020 barrels of condensate per day from the Alif formation.

     Site preparation and construction is underway for an expected early September spud date on the company's Rio Cotapino exploration prospect in Block 19 in the Oriente basin in Ecuador. The well is projected to be drilled to a depth of 7,100 feet and targets the Hollin formation, from which much of the oil in the Oriente basin is produced. Vintage owns a 100 percent working interest in the well and the prospect. Drilling and testing of the well is expected to be completed in early October.

     In Bolivia, the NJL X-111 and the NJL X-118 exploratory wells are drilling, each targeting the deep Devonian Huamampampa and Santa Rosa formations at a projected target depth of approximately 20,000 feet. In addition, the NJL X-111 well is also targeted to test the lower Iquiri in a downdip position that has the potential to extend the known productive limits of the Naranjillos field. Both wells are anticipated to reach target depth late in the fourth quarter of this year.

Growth Targets for 2000 Revised - Increases Cash Flow Target to $315 Million

     Based upon the company's first half results and the revisions to the non-acquisition capital budget, Vintage is also revising its operating and financial targets for 2000. The company is targeting production of approximately 28.9 million BOE, as described in the accompanying table, slightly below the previous target of 29.9 million BOE as a result of a slower rate of growth for Argentina production. Lease operating and general and administrative expenses are

                                     -More-
expected to rise modestly on a BOE basis from previously targeted levels to $5.04 per BOE and $1.33 per BOE, respectively, primarily attributable to a slightly lower production level than previously targeted and, in the case of LOE, higher severance taxes associated with higher expected oil and gas prices.

     Based on the year-to-date average NYMEX price for oil and the outlook for the remainder of 2000, Vintage has increased the assumed average NYMEX oil price for the year 2000 to $28.50 per barrel. The assumed NYMEX gas price has been increased to $3.50 per MMBtu. The company's average net realized oil price expectation has been raised to 88 percent of the NYMEX price (before hedges) based on recent experience and the higher average NYMEX oil prices assumed for 2000. Given the revised expectations for the capital budget, production, assumed prices and costs enumerated in the accompanying table, as well as other expectations, Vintage has raised its target for cash flow to approximately $315 million, including the impact of the non-recurring charge.

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address operating and financial targets, estimates of capital expenditures, future production, costs and cash flow, NYMEX reference prices, company realized prices, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from

                                     -More-
those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.



                                -Table follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                                 Three Months Ended                     Six Months Ended
                                                                      June 30,                               June 30,
                                                        -------------------------------------   -----------------------------------
                                                              2000                1999               2000               1999
                                                        --------------      -----------------   -------------       ---------------
REVENUES:
   Oil and gas sales                                          $154,220                $73,828        $298,675              $127,322
   Gas marketing                                                25,418                 12,183          43,880                22,501
   Oil and gas gathering and processing                          4,276                  1,870           7,694                 3,450
   Gain (loss) on disposition of assets                           (289)                 4,364            (383)                4,366
   Other income (expense)                                      (24,403)(a)                316         (23,322)(a)               926
                                                        --------------      -----------------   -------------       ---------------

                                                               159,222                 92,561         326,544               158,565
                                                        --------------      -----------------   -------------       ---------------

COSTS AND EXPENSES:
   Lease operating, including production taxes                  37,522                 25,258          72,522                49,105
   Exploration costs                                             1,077                  2,314           3,381                 8,201
   Gas marketing                                                24,400                 11,596          41,927                21,390
   Oil and gas gathering and processing                          3,650                  1,427           6,318                 2,621
   General and administrative                                   10,234                  8,136          19,237                16,069
   Depreciation, depletion and amortization                     24,247                 24,804          46,752                57,009
   Interest                                                     11,924                 14,576          25,339                29,136
                                                        --------------      -----------------   -------------       ---------------

                                                               113,054                 88,111         215,476               183,531
                                                        --------------      -----------------   -------------       ---------------

       Income (loss) before income taxes                        46,168                  4,450         111,068               (24,966)

PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                      10,542                     19          26,468                    47
   Deferred                                                      5,790                   (752)         12,087               (12,075)
                                                        --------------      -----------------   -------------       ---------------

NET INCOME (LOSS)                                             $ 29,836                $ 5,183        $ 72,513              $(12,938)
                                                        ==============      =================   =============       ===============

EARNINGS (LOSS) PER SHARE:
   Basic                                                          $.48                   $.10           $1.16                 $(.24)
                                                        ==============      =================   =============       ===============
   Diluted                                                        $.47                   $.09           $1.14                 $(.24)
                                                        ==============      =================   =============       ===============

Weighted average common shares outstanding:
   Basic                                                        62,591                 53,997          62,502                53,555
                                                        ==============      =================   =============       ===============
   Diluted                                                      63,932                 55,857          63,568                53,555
                                                        ==============      =================   =============       ===============
-----------------------

(a) Includes non-recurring charge of $25 million ($16.3 million after-tax).

                                -Table follows-

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                   ----------------------------------------

                           SUMMARY BALANCE SHEET DATA
                           --------------------------
                                 (In thousands)
                                  (Unaudited)

                                                                      June 30,                     December 31,
                                                                        2000                          1999
                                                                ------------------           -----------------------
Total current assets                                                    $  144,639                        $  154,491
Property, plant and equipment, net                                         988,754                           971,352
Total assets                                                             1,177,079                         1,168,134

Total current liabilities                                                  163,530                            93,902
Long-term debt                                                             479,173                           625,318
Stockholders' equity                                                       501,634                           431,129

                             SUMMARY OPERATING DATA
                             ----------------------
                                  (Unaudited)

                                                 Three Months Ended                          Six Months Ended
                                                      June 30,                                   June 30,
                                        -----------------------------------        ----------------------------------
                                             2000                1999                   2000               1999
                                        --------------      ---------------        ---------------      -------------
Production:
  Oil (MBbls) -
     U.S.                                        2,249                2,196                  4,472              4,301
     Argentina                                   2,274                1,492                  4,492              3,043
     Ecuador                                       244                  125                    549                243
     Bolivia                                        25                   17                     44                 30
     Total                                       4,792                3,830                  9,557              7,617

  Gas (MMcf) -
     U.S.                                        9,502                9,302                 18,144             19,433
     Argentina                                   2,205                  304                  3,688                374
     Bolivia                                     1,459                  845                  2,585              1,528
     Total                                      13,166               10,451                 24,417             21,335

  Total MBOE                                     6,987                5,571                 13,627             11,173

Average price:
  Oil (per Bbl) -
     U.S.                                      $ 22.33  (a)         $ 14.33  (a)           $ 23.32  (b)       $ 12.24  (b)
     Argentina                                   26.88                14.70                  26.60              12.00
     Ecuador                                     19.54                11.25                  21.38               8.75
     Bolivia                                     26.45                15.13                  27.97              12.22
     Total                                       24.37  (a)           14.37  (a)             24.77  (b)         12.03  (b)

  Gas (per Mcf) -
     U.S.                                      $  3.31              $  1.94                $  2.86            $  1.77
     Argentina                                    1.82                 1.00                   1.85                .99
     Bolivia                                      1.38                  .56                   1.28                .54
     Total                                        2.84                 1.80                   2.54               1.67

----------------------
/(a)/ The impact of oil hedges reduced the Company's U.S. and total average oil prices per Bbl for the three months ended June 30, 2000, by $2.93 and $1.38, respectively. The impact of oil hedges increased the Company's U.S. and total average oil prices for the three months ended June 30, 1999, by $0.12 and $0.07, respectively.

/(b)/ The impact of oil hedges reduced the Company's U.S. and total average oil prices per Bbl for the six months ended June 30, 2000, by $2.06 and $0.96, respectively. The impact of oil hedges increased the Company's U.S. and total average oil prices per Bbl for the six months ended June 30, 1999, by $0.06 and $0.04, respectively.


                                -Table follows-

Bolivia                 1.38        .56         1.28          .54
Total                   2.84       1.80         2.54         1.67

                            VINTAGE PETROLEUM, INC.
                                TARGETS FOR 2000

================================================================================

                                                                                                Revised
Oil production (MMBbls):                                                                          2000
                                                                                                Target
                                                                                              -----------
           U.S.                                                                                       9.3
           Argentina                                                                                  9.4
           Other                                                                                      1.4
           Total                                                                                     20.1

Gas production (Bcf):

           U.S.                                                                                      37.2
           Argentina                                                                                  7.8
           Bolivia                                                                                    7.8
           Total                                                                                     52.8

Total MMBOE                                                                                          28.9

Net realized price as a percent
  of NYMEX - Total Company:
   (before impact of hedging)
           Oil                                                                                         88%
           Gas                                                                                         80%

DD&A per BOE (oil and gas only)                                                                     $3.27
LOE per BOE                                                                                         $5.04
G&A per BOE                                                                                         $1.33

Non-Acquisition Capital Spending Budget ($ in millions)                                             $ 172

------------------------------------------------------------------------------------------------------------
Cash Flow (before working capital changes): ($ in millions)
      2000 Assumed NYMEX -$28.50 oil and $3.50 gas                                                  $ 315
------------------------------------------------------------------------------------------------------------


NYMEX:
     Oil - Average of the daily settlement price for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.

     Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.

Targets do not reflect any future acquisitions.

See "Growth Targets for 2000 Revised" and "Forward-Looking Statements" elsewhere in the release.

                                      -30-